UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

Lifezone Metals Limited (the “Company”) is furnishing this current report on Form 6-K to report a July 2025 Kabanga Nickel Project - Feasibility Study - Technical Report Summary.

The Company intends to incorporate this Form 6-K and the accompanying exhibits by reference into its registration statements on Form F-3 (File Nos. 333-272865 and 333-281189) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description of Exhibit
23.1	Consent of Sharron Sylvester dated July 18, 2025 for the Kabanga Nickel Project Feasibility Study Technical Report Summary titled “Feasibility Study - Technical Report Summary”.
23.2	Consent of DRA Projects (Pty) Ltd dated July 18, 2025 for the Kabanga Nickel Project Feasibility Study Technical Report Summary titled “Feasibility Study - Technical Report Summary”.
96.1	July 2025 Kabanga Nickel Project Feasibility Study - Technical Report Summary, effective July 18, 2025 prepared by Sharron Sylvester and DRA Projects (Pty) Ltd.
99.1	Press Release of the Company dated July 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: July 18, 2025	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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